FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 23, 2006
Provident Energy Trust (Translation of registrant's name into English)
700, 112 - 4th Ave, S.W. ; Calgary, AB; T2P 0H3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	.........	Form 40-F	...X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	........	No	...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Provident Announces 2006 Capital Budget and Operational Guidance

NEWS RELEASE NUMBER 03-06	January 23, 2006

CALGARY, ALBERTA - Provident Energy Trust (TSX-PVE.UN; NYSE-PVX) announced today that its Board of Directors has approved a capital expenditure budget for 2006 of just under $140 million. This total includes approximately $55 million for the Canada Oil and Gas Production business (COGP), about $51 million for the U.S. Oil and Gas Production business (USOGP), and approximately $33 million for the Midstream Services business.

“Our strategy of creating long-term value through diversification has produced viable growth opportunities in all three of our core businesses,” said Provident Chief Executive Officer Tom Buchanan. “Our 2006 capital budget enables us to realize what we currently view as the best of those opportunities, building on last year’s success in adding to our net asset value and long-term sustainability.”

Provident expects that average production for COGP in 2006 will be in the range of 19,000 to 21,000 barrels of oil equivalent per day. This estimate reflects the non-core property disposition of over 2,000 barrels of oil equivalent per day that Provident completed at the end of the third quarter of 2005. Proceeds from this divestment were used to fund the trust’s 2005 capital program.

Provident intends to spend a large portion ─ about 40 percent ─ of the COGP capital budget on developing shallow gas opportunities in Southwest Saskatchewan, where the trust has recently been enjoying considerable success. This development will include drilling approximately 34 new wells.

Provident expects to spend a further 22 percent of the COGP budget on a variety of oil and gas prospects in Southern Alberta. Of the 35 wells the trust expects to drill, over half of them will be shallow gas plays. The remaining half will be split between deep gas development and oil projects.

Capital spending in West Central Alberta is expected to be about 18 percent of the total COGP budget, while capital spending in the Lloydminster heavy oil area and in Southeast Saskatchewan will each be below 10 percent of the COGP budget.

Provident’s budget will result in lower average daily COGP production in 2006 than in 2005, due both to the 2005 divestment, as well as to natural declines. Declines in 2005 were higher than expected due to an increase in water production in Provident’s heavy oil field, Kitscoty. Oil and water production rates in Kitscoty have now stabilized.

Provident expects its other Canadian properties to experience production decline rates typical of those found in the Western Canada Sedimentary Basin. As such, COGP anticipates a net production decline for 2006 of about 19 percent.

Provident expects the 2006 average daily production for USOGP to be in the range of 7,500 to 8,000 barrels per day. Of the total $51 million USOGP capital budget, approximately 18 percent is intended for drilling eight new wells that will be spread among the Wyoming, Santa Fe Springs and West Pico areas. In West Pico, the focus for 2006 will be on increasing water injection to boost the field pressure in support of future production. A further 17 percent of the USOGP budget is planned to support optimization projects on more than 60 existing wells. Provident expects that maintenance and facility work will account for 27 percent of USOGP budget, and that corporate capital will be in the range of six percent.

In addition to the above spending in existing core areas, BreitBurn intends to spend $16 million, or 31 percent of the USOGP budget, on a 30-well thermal pilot project in a previously non-productive formation of the Orcutt oil field. BreitBurn began initial work on this pilot project in 2005, and will begin its installation in the second half of 2006. It is expected that the project will begin production in 2007.

The 2006 USOGP expenditures will result in a net production increase of seven percent over the 2005 average, after base declines of about eight percent. Most of the U.S. production is in regions with very low decline rates.

On a combined corporate basis, Provident expects a net decline rate of approximately 13 percent after capital investment.

In the Midstream Services business, the bulk of the capital budget will go toward completing the previously-announced condensate rail offloading and terminalling project at the Redwater Natural Gas Liquids (NGL) Processing Facility. The project provides Provident with a fee-based business, and more than 5,000 barrels per day of proprietary capacity. It is tied to a five-year, take-or-pay contract with a major company.

Capital expenditure requirements for the new NGL business that Provident acquired in late 2005 are expected to be less than $3 million in 2006. For a trust, one of the great attractions of the acquired assets is that they require very little sustaining capital. The 2004 pro-forma EBITDA (earnings before interest, taxes, depreciation and amortization) for the acquired business was in the range of $86 million. (Pro-forma six months ended June 30, 2005, annualized was in the range of $96 million). Provident expects to average at least this EBITDA level over time, although specific annual results will depend on the business environment, and will fluctuate with commodity price cycles. Early in 2006, the strong crude oil price and falling natural gas price have worked in favor of the new NGL business.

The focus for the Midstream Services business in 2006 will be to integrate the new and existing operations to develop common systems and processes, and to realize the business potential inherent in combining these two very complementary sets of assets.

Planned Capital Expenditures by Type	2004	2005	2006
($ millions)	(Actual)	(Expected)	(Budget)
Drilling, Recompletions & Workovers	$44.1	$93.7	$73.8
Facilities	$19.8	$24.9	$16.9
Land and Seismic	$8.5	$16.1	$8.2
Other	$1.4	$3.3	$7.0
Total Oil and Gas Expenditures	$73.8	$138.0	$105.9

Midstream	$2.5	$18.4	$32.7

Total Consolidated Capital Expenditures	$76.3	$156.4	$138.6

Planned Capital Expenditures by Area - Cdn Oil and Gas Operations
($ millions)
Southwest Saskatchewan	$21.9	$37.0	$22.2
Southern Alberta	$14.8	$19.4	$11.9
West Central Alberta	$9.5	$11.5	$9.7
Lloydminster	$10.2	$11.1	$4.3
Southeast Saskatchewan	$3.9	$3.4	$1.9
Other	$1.1	$2.1	$5.0
Total	$61.4	$84.5	$55.0

Planned Capital Expenditures by Area - U.S. Oil and Gas Operations
($ millions)
Orcutt	$0.6	$8.0	$19.6
Wyoming	$-	$5.6	$8.7
West Pico	$6.9	$14.5	$6.7
Santa Fe Springs	$4.6	$13.4	$6.6
Other	$0.3	$12.0	$9.4
Total	$12.4	$53.5	$51.0

Drilling Activity
Total (Net Wells)	90	176	133

Provident’s capital budget could be increased by as much as $30 million over the year, depending on operational success and the business environment. There are additional economically-viable projects available in all three of the core businesses, but completing these projects will depend on resource availability as the year progresses. Provident expects to fund over 75 percent of the 2006 capital program through excess cash flow and proceeds from the dividend reinvestment program. The remainder will be funded through bank debt.

“As in prior years, Provident’s goal is to offset production decline with a combination of capital spending and accretive acquisitions,” said Mr. Buchanan. “We continue to seek value-driven acquisition opportunities within all three of our business units.”

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada, Southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds that Provident will derive there from.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provident Energy Trust

Date: January 23, 2006	By:	/s/ Mark N. Walker
Mark N. Walker
Title: Vice President, Finance, Chief Financial Officer and Corporate Secretary